UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

TIGER X MEDICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-19437	23-2753988
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

4400 Biscayne Blvd.

Miami, Florida 33137

(Address of principal executive offices) (Zip code)

(305) 575-4100

Registrant’s Telephone Number

October 7, 2016

TIGER X MEDICAL, INC.

4400 Biscayne Blvd.

Miami, Florida 33137

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED

THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

October 7, 2016

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of October 4, 2016 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Tiger X Medical, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Merger Agreement and the Merger (each as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will first be mailed on or about October 7, 2016 to our stockholders as of the Record Date.

As used in this Information Statement, the term “BioCardia” refers to BioCardia, Inc., the entity that will become one of our wholly owned subsidiaries in an acquisition expected to be completed in October 2016.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE APPOINTMENT OF SIMON STERTZER, PETER ALTMAN, ALLAN TESSLER, JAY MOYES, THOMAS QUERTERMOUS, FERNANDO L. FERNANDEZ, RICHARD KRASNO AND RICHARD PFENNIGER JR. TO THE COMPANY’S BOARD OF DIRECTORS.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Merger

On August 22, 2016, the Company, our wholly-owned subsidiary, Icicle Acquisition Corp., a corporation formed in the State of Delaware on July 29, 2016 (the “Acquisition Sub”), BioCardia, Jay Moyes, as representative of BioCardia’s stockholders and option holders (the “BioCardia Securityholders”), and Steven Rubin, as the initial representative of the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Acquisition Sub will merge with and into BioCardia with BioCardia surviving the merger as the Company’s wholly owned subsidiary (the “Merger”).

Pursuant to the Merger, each of the shares of BioCardia’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), including shares of BioCardia common stock underlying outstanding BioCardia preferred stock and convertible notes (which will convert into BioCardia common stock immediately prior to the Effective Time), will be converted into the right to receive such number of shares of the Company’s common stock, par value $0.001 per share, (the “Company Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement). In aggregate, we expect to issue approximately 226 million shares of Company Common Stock in the Merger (not including shares of Company Common Stock underlying BioCardia options, as described below), subject to a net cash adjustment as described in the Merger Agreement. Furthermore, we will hold back 20% of the Merger Consideration (as defined in the Merger Agreement) to be issued to BioCardia stockholders to secure any such net cash adjustment as well as the BioCardia stockholders’ indemnification obligations under the Merger Agreement. Current Company stockholders will retain approximately 231 million shares of Company Common Stock.

At the Effective Time, (i) the Company will assume BioCardia’s 2002 Stock Plan (the “2002 Plan”) and 2016 Equity Incentive Plan (the “2016 Plan”), and (ii) each option to purchase shares of BioCardia common stock, whether vested or unvested, issued and outstanding immediately prior to the Effective Time will be assumed by the Company and converted into an option to purchase the number of shares of Common Stock equal to the number of shares of BioCardia common stock underlying such option immediately before the Effective Time multiplied by Preliminary Exchange Ratio (as defined in the Merger Agreement) at the exercise price per share set forth in such assumed option divided by Preliminary Exchange Ratio. All of the other terms and conditions applicable to such assumed and converted options, including with respect to vesting, will continue to apply after the Effective Time.

The Merger Agreement contains customary representations and warranties, pre- and post-closing covenants and conditions of each of the Company and BioCardia. In addition, the Merger is conditioned upon BioCardia having at least $3.5 million in Company Net Cash (as defined in the Merger Agreement) and the Company having at least $19.5 million in Parent Net Cash (as defined in the Merger Agreement). Finally, the Merger Agreement also provides indemnification for damages resulting from breaches of a party’s representations, warranties and covenants, on the terms and conditions and subject to the limits set forth in the Merger Agreement.

The Merger is expected to close in October 2016. Following the Merger we expect to change our name to “BioCardia, Inc.” and change our ticker symbol to “BCDA”.

Change in Board of Directors and Executive Officers

Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1, upon consummation of the Merger, the Company will expand its board of directors (the “Board”) to eight directors. As of the Effective Time, Steven Rubin, Stephen Liu and Subbarao Uppaluri, our directors before the Merger, will resign from their positions as directors.

As of the Effective Time, Peter Altman Ph.D., Jay Moyes, Thomas Quertermous, Simon Stertzer and Allan Tessler, BioCardia’s directors before the Merger, as well as Fernando L. Fernandez, Richard Krasno and Richard C. Pfenniger Jr., will be appointed to our board of directors (the “Incoming Directors”).

Also as of the Effective Time, Steven Rubin, our Interim Chief Executive Officer and Interim Chief Financial Officer, and our principal executive, secretary, and financial and accounting officer for SEC reporting purposes before the Merger, will resign from these positions, and Peter Altman Ph.D. will be appointed as our Chief Executive Officer and President, David McClung will be appointed as our Vice President of Finance and Phil Pesta will be appointed as our Vice President of Operations.

Peter Altman Ph.D. will be our principal executive officer and David McClung will be our principal financial and accounting officer for SEC reporting purposes.

Lock-up Agreements and Other Restrictions

In connection with the Merger, each of our executive officers and the directors after the Merger, stockholders holding 2% or more of our Common Stock after giving effect to the Merger and certain key employees (the “Restricted Holders”), who are expected to hold as of the Effective Time an aggregate of approximately 294 million shares of

Company Common Stock, will enter into lock-up agreements (the “Lock-Up Agreements”), whereby they are restricted for a period of 12 months after the Merger (the “Restricted Period”) from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, any shares of Company Common Stock, or any securities convertible into or exercisable or exchangeable for Company Common Stock (including without limitation, Company Common Stock or such other securities which may be deemed to be beneficially owned by the Restricted Holders in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any such offer, sale, pledge or disposition. In addition, the Lock-Up Agreements provide that each Restricted Holder will not enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Common Stock or such other securities. The foregoing restrictions will not apply to certain other transfers customarily excepted.

VOTING SECURITIES

The Company Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, there were 230,743,141 shares of Company Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of the Record Date concerning the beneficial ownership of Company Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock currently, (ii) each person who we anticipate will be a beneficial owner of more than 5% of each class of our outstanding securities after giving effect to the Merger, (iii) each of our current directors, (iv) each Incoming Director, (v) each of our current named executive officers and each individual who we anticipate will become a named executive officer upon the Closing, (vi) all of our current executive officers and directors as a group, and (vii) all of our executive officers and directors anticipated after the Closing as a group. Ownership information is set forth both for the actual ownership as of the Record Date and for the ownership as of the Record Date as if the Merger occurred on the Record Date. Unless otherwise noted, each of the following disclaims any beneficial ownership of the shares, except to the extent of his, her or its pecuniary interest, if any, in such shares.

Unless otherwise noted below, the address of each person listed on the table is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

	Actual		Pro Forma
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% Stockholders:
Entities affiliated with Stertzer Family Trust (1)	—	—	43,115,051	9.41%
Sabiah Ltd. (2)	—	—	27,064,706	5.92%
Frost Gamma Investments Trust (3)	149,734,604	65.00%	149,734,604	32.73%
Entities affiliated with Gerald P. Peters (4)	—	—	28,130,845	6.15%

	Actual		Pro Forma
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Current Named Executive Officers and Directors:
Steven Rubin.(5)	342,822	*	342,822	*
Stephen Liu, M.D.(6)	2,875,000	1.25%	2,875,000	*
Subbarao Uppaluri, Ph. D.(7)	511,592	*	511,592	*
All current directors and executive officers as a group (3 people)	3,729,414	1.61%	3,729,414	*
Named Executive Officers and Directors after the Merger:
Peter Altman, Ph.D. (8)	—	—	12,268,944	2.66%
David McClung	—	—	337,787	*
Phil Pesta	—	—	1,029,535	*
Fernando L. Fernandez	—	—	—	—
Richard Krasno	—	—	—	—
Jay M. Moyes (9)	—	—	376,250	*
Richard C. Pfenniger, Jr.	600,000	*	600,000	*
Thomas Quertermous, M.D.	—	—	1,305,445	*
Simon H. Stertzer, M.D. (10)	—	—	43,115,051	9.41%
Allan R. Tessler (11)	—	—	9,938,030	2.17%
All directors and executive officers as a group following the Merger (10 people)	600,000	*	68,971,042	15.04%

†	All amounts are based upon an estimated Preliminary Exchange Ratio and are subject to adjustment upon determination of the Exchange Ratio in accordance with the Merger Agreement
*	Represents beneficial ownership of less than 1%
(1)	Consists of (i) 30,956,193 shares of Common Stock held by the Stertzer Family Trust, (ii) 4,716,095 shares of our Common Stock held by Windrock Enterprises L.L.C., (iii) 1,258,905 shares of our Common Stock held by the Stertzer Gamma Trust, (iv) 5,386,655 shares our Common Stock held by Stertzer Holdings LLC, and (v) 797,203 shares subject to options, held by Dr. Stertzer. Dr. Stertzer and his spouse are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is the grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC..
(2)	Luis M de la Fuente, his wife and child are the stockholders of Sabiah Ltd. and share voting and dispositive control over the shares held by Sabiah Ltd. The address for this entity is P.O. Box 438, Road Town, Tortola, British Virgin Islands.
(3)	Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The address for these entities is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
(4)	Consists of (i) 9,296 shares of our Common Stock held by Gerald P. Peters, (ii) 9,664,465 shares of our Common Stock held by The Peters Corporation, (iii) 3,613,292 shares of our Common Stock held by the Peters Family Art Foundation, (iv) 5,777,917 shares of our Common Stock held in the Kathleen K. Peters & Gerald P. Peters III Revocable Trust UTA dtd. Sept. 29, 2008, (v) 8,289,898 shares of our Common Stock held in an account for the benefit of Mr. Peters, and (vi) 775,977 shares of our Common Stock held in an account for the benefit of his spouse. Gerald P. Peters, President, Chief Executive Officer and Financial & Fiscal Officer of the Peters Family Art Foundation may be deemed to have voting and dispositive control over the shares held by the Peters Family Art Foundation. The address for the Peters Family Art Foundation is P.O. Box 2437, Santa Fe, NM 87504. Mr. Peters may be deemed to have voting and dispositive control over the shares held by The Peters Corporation.

(5)	Consists of (i) 200,000 shares of our Restricted Stock held by Steven Rubin, which vests on the earlier of a change of control or August 11, 2017, (ii) 40,000 vested options held by Steven Rubin, and (iii) 102,822 shares of Common Stock held directly by Steven Rubin.
(6)	Consists of (i) 75,000 shares of our Restricted Stock held by Dr. Liu, which vests on the earlier of a change of control or August 11, 2017, (ii) 200,000 shares of our Common Stock held by Dr. Liu’s spouse and mother-in-law as joint tenants, and (iii) 2,600,000 shares of our Common Stock held by Marin Blue, Inc. Dr. Liu owns 35% and is a director of Marin Blue, Inc. Dr. Liu disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest in such securities.
(7)	Consists of (i) 396,592 shares of our Common Stock held by Dr. Uppaluri, (ii) 75,000 shares of our Restricted Stock held by Dr. Uppaluri, which vests on the earlier of a change of control or August 11, 2017, and (iii) 40,000 vested options held by Dr. Uppaluri.
(8)	Consists of 8,337,968 shares of our Common Stock held by Dr. Altman and 3,930,976 shares subject to options.
(9)	Consists of 159,006 shares of our Common Stock held by Drayton Investments LLC and 217,244 shares subject to options held by Mr. Moyes. Mr. Moyes and Dr. Gregory Critchfield are the managing members of Drayton Investments, LLC and share voting and dispositive control over the shares held by Drayton Investments LLC.
(10)	Consists of (i) 30,956,193 shares of Common Stock held by the Stertzer Family Trust, (ii) 4,716,095 shares of our Common Stock held by Windrock Enterprises L.L.C., (iii) 1,258,905 shares of our Common Stock held by the Stertzer Gamma Trust, (iv) 5,386,655 shares our Common Stock held by Stertzer Holdings LLC, and (v) 797,203 shares subject to options, held by Dr. Stertzer. Dr. Stertzer and his spouse are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is the grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC.
(11)	Consists of (i) 162,938 shares subject to options held by Mr. Tessler and (ii) 6,964,988 shares of our Common Stock held by ART/FGT Family Limited Partnership, (iii) 1,405,052 shares of our Common Stock held by International Financial Group, and (iv) 1,405,052 shares of our Common Stock held by The Tessler Family Limited Partnership. Mr. Tessler and his spouse are limited partners of the ART/FGT Family Limited Partnership and share voting and dispositive control over the shares and warrants held by the ART/FGT Family Limited Partnership. The address for the ART/FGT Family Limited Partnership is 2500 Moose Wilson Road, Wilson, Wyoming 83014. Mr. Tessler may be deemed to have voting and dispositive control over the shares held by the Tessler Family Limited Partnership and International Financial Group.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers (After giving effect to the Merger)

The table below sets certain information concerning the individuals anticipated to be our executive officers and directors after giving effect to the Merger, including their names, ages, anticipated positions with us. Our executive officers are chosen by our Board and hold their respective offices until their resignation or earlier removal by the Board.

In accordance with our certificate of incorporation, incumbent directors are elected to serve until our next annual meeting and until each director’s successor is duly elected and qualified.

Name	Age	Position
Peter Altman, Ph.D.	50	President, Chief Executive Officer and Director
David McClung	53	Vice President of Finance
Phil Pesta	50	Vice President of Operations
Fernando L. Fernandez	55	Director
Richard Krasno, Ph.D.	74	Director
Jay M. Moyes(1)	62	Director
Richard C. Pfenniger, Jr.	61	Director
Thomas Quertermous, M.D.(1)	64	Director
Simon H. Stertzer, M.D.	80	Chairman of the Board
Allan R. Tessler(1)	79	Director

(1)	Member of audit committee

Directors and Executive Officers (After giving effect to the Merger)

The following information pertains to the anticipated members of our Board effective as of the Closing, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Peter Altman, Ph.D. has served as our President and Chief Executive Officer since 2002, where he has global responsibility for the development, manufacture and marketing of our therapeutic candidates and products. He was founding Chief Executive Officer from 1999 to 2003 and board member of CareDx, a developer of a gene based diagnostics to be used in chronic inflammatory diseases, including cardiac transplantation, coronary artery disease and systemic lupus erythematosus. He was also founding Chief Executive Officer for Lumen Therapeutics from 2004 to 2005, an early-stage pharmaceutical company. He received his Ph.D. in Bioengineering/Pharmaceutical Chemistry from the University of California, San Francisco and University of California, Berkeley, his Management of Technology certificate from the Walter A. Haas School of Business at the University of California, Berkeley, and both his Master of Science and Bachelor of Science in Mechanical Engineering from the Columbia University School of Engineering and Applied Sciences. Dr. Altman has been elected Fellow of the American Heart Association. He has 30 years of experience in life science research and product development, is named inventor in 45 U.S. patents, and has authored 40 scientific publications in cardiology, ophthalmology and spine.

We believe that Dr. Altman possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the biotechnology, medical device and diagnostic industries and the operational insight and expertise he has accumulated as our President and Chief Executive Officer.

David McClung has served as our Vice President of Finance since March 2016 and has been with the Company since September 2013. Mr. McClung has more than 20 years of finance and accounting experience in publicly and privately financed organizations, including startup enterprises, large public companies and middle-market businesses. Before joining our company, Mr. McClung served as Director of Finance and Controller at Sonitus Medical, Inc., a privately-held non-surgical and removable hearing device company, from June 2011 to August 2013. Prior to that, Mr. McClung served as Controller at NextWave Pharmaceuticals, Inc. a specialty pharmaceutical company acquired by Pfizer,

Inc., from April 2010 to June 2011. Mr. McClung spent his early career in public accounting and finance functions at other companies, including Matson Navigation, Inc., The Clorox Company and KPMG LLP. Mr. McClung earned a Bachelor of Arts degree in Accounting from Georgia State University, graduating with honors. He is an actively licensed CPA and member of the AICPA and the California Society of CPAs.

Phil Pesta has served as our Vice President, Operations since July 2011. Mr. Pesta has more than 19 years of experience in the medical device industry, primarily in manufacturing and operations roles. Before joining our company, Mr. Pesta was with Boston Scientific. He was most recently responsible for developing the operations transfer plan for the divestiture of their neurovascular division to Stryker Corporation. Prior to that, Mr. Pesta held simultaneous roles as Director of Engineering at Boston Scientific’s electrophysiology division and Plant Manager at the embolic protection division. Earlier in his career, Mr. Pesta held positions in project management and manufacturing engineering at other companies, including Conceptus, Novare Surgical Systems, Medtronic Anneurx and Modified Polymer Components. He has facilitated the commercial launch of multiple products and is listed as an inventor on three U.S. patents. Mr. Pesta earned a Bachelor of Arts Degree in General Design Studies from San Jose State University.

Fernando L. Fernandez is expected to be appointed to our board of directors immediately following the completion of the Merger in October 2016. Mr. Fernandez has served as the Market Vice President and Chief Financial Officer of the Care Delivery segment of Humana, Inc. (NYSE: HUM), a health and well-being company, since December 2012. From June 2004 to December 2012, Mr. Fernandez served as the Senior Vice President of Finance and Chief Financial Officer of Continucare Corporation, a medical care service company. Mr. Fernandez spent his early career in public accounting and finance functions at other companies, including Whitman Education Group, Inc., Frost-Nevada LP, and PriceWaterhouseCoopers LLP. He has previously served on the Board of Directors of ERBA Diagnostics, Inc. (NYSEMKT: ERB), Bristol Bank and SSE Investments, Inc. Mr. Fernandez holds a Bachelor of Business Administration, Accounting from the University of Miami.

We believe that Mr. Fernandez possesses specific attributes that qualify him to serve as a member of our board of directors, including his expertise in accounting and finance.

Richard Krasno, Ph.D. is expected to be appointed to our board of directors immediately following the completion of the Merger in October 2016. Dr. Krasno served as the executive director of the William R. Kenan, Jr. Charitable Trust from 1999 to 2014 and, from 1999 to 2010, as president of the four affiliated William R. Kenan, Jr. Funds. Prior to that, Dr. Krasno was the president of the Monterey Institute of International Studies in Monterey, California. From 2004 to 2012, Dr. Krasno also served as a director of the University of North Carolina Health Care System and served as chairman of the board of directors from 2009 to 2012. From 1981 to 1998, he served as president and chief executive officer of the Institute of International Education in New York. He also served as Deputy Assistant Secretary of Education in Washington, D.C. from 1979 to 1980. Since March 2015, Dr. Krasno serves as a director of Ladenburg Thalmann (NYSEMKT: LTS) and has served as a director of Castle Brands, Inc. (NYSEMKT: ROX). Dr. Krasno holds a Bachelor of Science from the University of Illinois and a Ph.D. from Stanford.

We believe that Dr. Krasno possesses specific attributes including his qualifications and skills, including financial literacy and expertise, his managerial experience and the knowledge and experience he has attained through his service as a director of publicly-traded corporations, which qualify him to serve as a member of our board of directors.

Jay M. Moyes has served on our board of directors since 2011. He has served on the board of directors of Puma Biotechnologies since April 2012 (NYSE: PBYI). Since May 2006, he has been a member of the board of directors and Chairman of the Audit Committee of Osiris Therapeutics, a stem cell therapeutics company (NASDAQ: OSIR). He has also been a member of the board of directors and Chairman of the Audit Committee of Integrated Diagnostics, a privately held molecular diagnostics company, since 2011. From 2013 to 2014, Mr. Moyes served as Chief Financial Officer of Amedica, a publicly traded orthopaedics company. From 2008 to 2009, Mr. Moyes served as Chief Financial Officer of CareDx, a publicly traded molecular diagnostics company. Prior to that, he served as Chief Financial Officer of Myriad Genetics, a publicly held healthcare diagnostics company, from June 1996 until his retirement in November 2007, and as Vice President of Finance from July 1993 until July 2005. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial Officer of Genmark, a privately held genetics company. Mr. Moyes held various positions with the accounting firm of KPMG from 1979 to 1991. He also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 to 2006. Mr. Moyes holds a Masters of Business Administration from the University of Utah, a Bachelor of Arts in economics from Weber State University, and is formerly a Certified Public Accountant.

We believe that Mr. Moyes possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive background in finance and accounting in the life sciences industry.

Richard C. Pfenniger, Jr. is expected to be appointed to our board of directors immediately following the completion of the Merger in October 2016. From May 2014 to February 2015, Mr. Pfenniger served as Interim Chief Executive Officer of IntegraMed America, Inc., (NASDAQ: INMD) and an operator of the largest U.S. network of fertility centers. From January 2013 to May 2013, Mr. Pfenniger served as Interim Chief Executive Officer to Vein Clinics of America, Inc., a medical group specializing in the treatment of vein disease. From 2003 until October 2011, when it was acquired by Metropolitan Health, Inc., he served as Chairman of the Board of Directors and President and Chief Executive Officer of Continucare Corporation. Mr. Pfenniger currently serves as a director on the Board of Directors of OPKO Health, Inc. (NASDAQ: OPK) a pharmaceutical and medical diagnostic company, TransEnterix, Inc. (NYSE MKT: TRXC), a medical device company, GP Strategies, Inc. (NYSE: GPX), a corporate training and performance improvement company, Wright Investors’ Service Holdings, Inc. (WISH), a financial services company, Vein Clinics of America, Inc., and IntegraMed America, Inc. Mr. Pfenniger holds a Juris Doctor degree from the University of Florida and a Bachelor of Business Administration degree from Florida Atlantic University.

We believe that Mr. Pfenniger possesses specific attributes that qualify him to serve as a member of our board of directors, including his expertise with public companies and the healthcare industry.

Thomas Quertermous, M.D. has served on our board of directors since 2002. Dr. Quertermous is the William G. Irwin Professor of Medicine and Director of the Division of Cardiovascular Medicine at Stanford University. Dr. Quertermous came to Stanford from Vanderbilt University where he served as H.J. Morgan Professor of Medicine and Director of the Division of Cardiology. Dr. Quertermous received both a Master of Science degree in biophysics and theoretical biology and his Doctor of Medicine degree from the University of Chicago, where he also completed residency training in internal medicine. Subsequently, he served as clinical fellow in the Cardiac Unit at the Massachusetts General Hospital. He also completed a research fellowship in the Department of Genetics at Harvard Medical School. From 2006 to 2013, Dr. Quertermous served as a board member at Aviir, a company providing metabolic tests and services for the prevention and management of cardiovascular diseases.

We believe that Dr. Quertermous possesses specific attributes that qualify him to serve as a member of our board of directors, including his expertise in the cardiovascular, biotechnology and therapeutic development industries.

Simon H. Stertzer, M.D. is Chairman of our board of directors and has served on our board of directors since 2002. Dr. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine, and a Professor at the Stanford University Biodesign Program. He served as Assistant Resident in Medicine at New York University and later as Chief Medical Resident at New York University Division of Bellevue Hospital. He had a fellowship at New York University Hospital in Cardiovascular Disease. Dr. Stertzer pioneered the subspecialty of Interventional Cardiology and, in 1978, was the first to perform a coronary angioplasty in the United States. Dr. Stertzer has performed more than 12,000 coronary interventions and has been a visionary in his efforts working with others to develop new technologies for the improvement of patient care. He is responsible for scientific research and advancements in rotational atherectomy, cardiac stents, drug delivery stents, cardiac transplant molecular diagnostics, drugs to treat vein grafts, and most recently, transendocardial stem cell implantation in ischemic heart failure. Dr. Stertzer was a founder and board member of Arterial Vascular Engineering, an angioplasty balloon and stent company that became a public entity in 1996 and was subsequently acquired by Medtronic. Earlier in his career, Dr. Stertzer performed the first coronary arteriogram in New York. Dr. Stertzer’s bibliography contains more than 140 original articles presenting his research. Dr. Stertzer served as Director of the Catheterization Laboratory at Lenox Hill Hospital from 1971 to 1983. He was the Director of Medical Research and Director of the Cardiac Catheterization Laboratory at the San Francisco Heart Institute from 1983 until 1993. He was appointed Professor of Medicine at Stanford University in 1998, and became Professor Emeritus at Stanford University in 2011. Dr. Stertzer received his Doctor of Medicine degree from New York University. He also earned a Certificat de Physiologie from University of Paris (Sorbonne). Dr. Stertzer received a Bachelor of Arts degree in Humanities from Union College.

We believe that Dr. Stertzer possesses specific attributes that qualify him to serve as Chairman of our board of directors, including his historical association with our company and his expertise in interventional cardiology and the operational experience he has accumulated in the life sciences industry.

Allan R. Tessler has served on our board of directors since 2012. Mr. Tessler has served as Chairman and Chief Executive Officer of International Financial Group, Inc. since 1987. He is also a board member of the online brokerage firm TD Ameritrade (NYSE: AMTD), and serves as Lead Director and Chair of the Finance Committee of L Brands (NYSE: LB) and has been a member of its board of directors since 1987. Mr. Tessler has served on the board of directors of Steel Partners Holding since July 2009. He also served as Chief Executive Officer of Epoch Holding Corporation (NASDAQ: EPHC), an investment management company, from February 2000 to June 2004, and was Chairman of the Board of Directors from May 1994 to December 2013 when the firm was sold to Toronto Dominion Bank. Previously, Mr. Tessler was Co-Chairman and Co-Chief Executive Officer of Interactive Data Corporation, a securities market data supplier, from June 1992 to February 2000. He was co-founder and Chairman of the Board of Directors of Enhance Financial Services, a public insurance holding company, from 1986 to 2001. Since 2013 Mr. Tessler has served on the Board of Directors of Imperva Inc. (NYSE: IMPV). Mr. Tessler is also a member of the board of governors of the Boys & Girls Clubs of America. Mr. Tessler holds a Bachelor of Arts degree from Cornell University and a Bachelor of Laws degree from Cornell University Law School.

We believe that Mr. Tessler possesses specific attributes that qualify him to serve as a member of our board of directors, including an array of executive management and board positions he has served for publicly traded companies during his career.

Directors and Executive Officers (Before giving effect to the Merger)

The table below sets forth certain information concerning the individuals who currently serve as our executive officers and directors, including their names, ages and current positions with us.

Name	Age	Position
Steven D. Rubin, Esq.	55	Interim Chief Executive Officer and Interim Chief Financial Officer.
Stephen Liu, M.D.(1)	54	Director
Subbarao Uppaluri, Ph.D.(1)	66	Director

(1)	Member of audit committee

Directors and Executive Officers (Before giving effect to the Merger)

The following information pertains to those current Board members and executive officers who are anticipated to resign upon consummation of the Merger.

Steven D. Rubin, Esq. has served as a director of our company since September 2008 and as our Interim Chief Executive Officer and Interim Chief Financial Officer since May 2016. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. (“Opko”), a specialty healthcare company, since May 2007 and a director of Opko since February 2007 and is a member of The Frost Group, LLC, a private investment firm. In addition to Opko, Mr. Rubin currently serves on the Boards of Directors of Cocrystal Pharma, Inc., a pharmaceutical company, Non-Invasive Monitoring Systems, Inc., a medical device company, Neovasc, Inc., a developer of vascular devices, Kidville, Inc., which operates upscale learning and play facilities for children, Cogint, Inc.. a data analytics company, Sevion Therapeutic, Inc., a clinical stage company building and developing therapeutics for the treatment of cancer and immunological diseases, Castle Brands, Inc., a marketer of premium spirits. Mr. Rubin previously served on the Board of Directors of Dreams, Inc., a vertically integrated sports licensing and products company, Ideation, TransEnterix, Inc. (formerly SafeStitch Medical, Inc.), a medical device company and PROLOR Biotech, Inc., a development stage biopharmaceutical company prior to its merger with OPKO Health. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.

Stephen Liu, M.D. has served as a director of our company since April 2010. Dr. Liu currently provides advisory and consulting services to various healthcare and life sciences companies. Dr. Liu previously served as Chairman and Chief Executive Officer of IFG MEDIA Inc., a visual health content provider for consumers in Asia, from 2009 to 2012, as well as Chief Executive Officer of Arrin Corporation, a publicly traded shell company with no operations from 2011 to 2013. From September 2000 through September 2008, Dr. Liu served as Chairman of InterBusiness Bank and from 1992 until 2006, Dr. Liu served on the faculty of the UCLA School of Medicine and was a team physician staff member for UCLA athletics for 8 years. Between 1994 and 2000, Dr. Liu provided clinical advisory services to several health related organizations. Dr. Liu graduated from the University of Southern California School of Medicine, and trained as an orthopedic surgeon specializing in Sports Medicine.

Subbarao Uppaluri, Ph.D. has served as a director of our company since September 2008. Dr. Uppaluri currently serves as a consultant to various public and private companies and previously served as Senior Vice President and Chief Financial Officer of OPKO from May 2007 to June 2012 and as a consultant of OPKO from July 2012 through February 2014. Dr. Uppaluri served as Vice President, Strategic Planning and Treasurer of IVAX from 1997 until December 2006. Before joining IVAX, from 1987 to August 1996, Dr. Uppaluri was Senior Vice President, Senior Financial Officer and Chief Investment Officer with Intercontinental Bank, a publicly traded commercial bank in Florida. In addition, he served in various positions, including Senior Vice President, Chief Investment Officer and Controller, at Peninsula Federal Savings & Loan Association, a publicly traded Florida S&L, from October 1983 to 1987. His prior employment, during 1974 to 1983, included engineering, marketing and research positions with multinational companies and research institutes in India and the United States. Dr. Uppaluri currently serves on the board of directors of NIMS. Dr. Uppaluri previously served on the board of directors of Ideation Acquisition Corp., OPKO, Winston Pharmaceuticals Inc. and Kidville.

Involvement in Legal Proceedings

To the Company’s knowledge, none of our officers (current or incoming) or our directors (current or incoming) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Family Relationships

There are no family relationships among the members of our Board or our executive officers (including the individuals who are expected to serve on our Board or as our executive officers after the Merger).

Composition of the Board

In accordance with our certificate of incorporation, our Board is elected annually as a single class. Following the completion of the Merger we intend to solicit shareholder approval to file an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to provide for a classified board of directors, with each director serving a three-year term.

The Class I directors will be Peter Altman and Fernando L. Fernandez and their terms will expire at the first annual meeting of stockholders following the date of this Report.

The Class II directors will be Thomas Quertermous, Richard Pfenniger, and Allan R. Tessler and their terms will expire at the second annual meeting of stockholders following the date of this Report.

The Class III directors will be Richard Krasno, Jay M. Moyes, Simon H. Stertzer, and their terms will expire at the third annual meeting of stockholders following the date of this Report.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Under the Amended and Restated Certificate of Incorporation that we plan to file upon receipt of shareholder approval, our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% in voting power of our voting stock, and stockholders will not have the power to call special meetings.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, the Company’s directors, executive officers and persons who own more than ten percent (10%) of our Common Stock are required to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended December 31, 2015 (“Fiscal 2015”), the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

Audit, Nominating and Compensation Committees

The Audit Committee currently consists of Subbarao Uppaluri (Chair) and Stephen Liu. The Board of Directors adopted a written charter for the Audit Committee. The Board of Directors has determined that all current members of the Audit Committee are “financially literate,” “financially sophisticated,” and “independent” within the meaning of the listing standards of NYSE MKT and applicable SEC regulations. The Board of Directors has determined that Subbarao Uppaluri meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations.

The Nominating and Compensation Committees also currently consist of Subbarao Uppaluri and Stephen Liu. Both committees have adopted independent charters.

Nomination and Appointment of Directors

It is expected that the appointment of the new directors following the Merger will be made by written consent of the Company’s current directors, and the implementation of the classified board of directors and allocation of the new directors to the classes will be made by written consent of the Company’s stockholders.

Director Independence

While our securities are not listed on a national securities exchange, the Board, in the exercise of its reasonable business judgment, has determined that each of our current directors qualify as independent directors pursuant to NYSE MKT and applicable SEC rules and regulations, except Mr. Rubin, who currently serves as out Interim CEO and Interim CFO. Additionally, Mr. Liu and Mr. Uppaluri are independent for audit committee purposes under NYSE MKT and applicable SEC rules and regulations. The Board has not made any determinations with respect to the independence of the Incoming Directors.

Meetings of Directors

During the last full fiscal year, the Board of Directors held two meetings, and acted once by written consent. The Compensation Committee met once during the last full fiscal year.

Communication with the Board

Interested parties who want to communicate with the independent or non-management directors as a group, with the Board as a whole, any Board committee or any individual Board members should address their communications to the Board, the Board members or the Board committee, as the case may be, and send them to the Corporate Secretary or call the Corporate Secretary at (305) 575-4100. The Corporate Secretary will forward all such communications directly to such Board members. Any such communications may be made on an anonymous and confidential basis.

Board Leadership Structure

Currently Mr. Rubin presides over all meetings of our board of directors. The company does not have a non-executive Chairman. The company believes this structure is suitable for us.

Board Role in Risk Oversight

The Board’s role in the risk oversight process includes reviewing areas of material risk to the Company. As appropriate, our full Board engages in discussions of the most significant risks that the Company is facing and how risks are being managed.

Director Compensation

During 2016, the Board has received no cash compensation. On August 12, 2016, we issued 75,000 shares of restricted stock to Stephen Liu, 200,000 shares of restricted stock to Steven Rubin, and 75,000 shares of restricted stock to Subbarao Uppaluri, in recognition of their prior service. We reimburse our directors for reasonable travel expenses related to the directors’ attendance at Board of Directors and committee meetings.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation information for the years ended December 31, 2015 and 2014 for principal executive officer and each of the other two most highly compensated executive officers as of such dates.

					Option	All Other
Name and Principal Position (1)	Year	Salary ($)		Bonus ($)	Awards ($)	Compensation ($)		Total ($)
Andrew A. Brooks	2015	—	(2)	—	—	17,771	(3)	17,771
Former Chairman of the Board, Chief Executive Officer, and Chief Financial Officer	2014	—	(2)	—	—	18,024	(3)	18,024

(1)	There were no executive officers of the Company who served as executive officers during any time in 2015 or 2014 that earned in excess of $100,000 of compensation. As provided in the instructions to Item 402(m) of Regulation S-K, we are required to disclose the compensation of the principal executive officer even if it does not exceed $100,000.
(2)	Dr. Brooks did not receive any compensation for the years ended December 31, 2015 or 2014. Dr. Brooks agreed to forego his salary subsequent to October 1, 2010 based on the Company’s financial condition and as a cost reduction measure.
(3)	Represents reimbursement of health insurance premiums.

Outstanding Equity Awards as of December 31, 2015

The following table sets forth our outstanding equity awards as of December 31, 2015 for our named executive officers as of such date.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options(#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights Not Vested ($)
Former Andrew A. Brooks, Chairman of the Board, Chief Executive Officer, and Chief Financial Officer	225,000	—	—	$0.23	8/29/2018	—	—	—	—

(1)	These options were granted on August 29, 2008 and vest over a five-year period in five equal installments on the anniversary of the grant date.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options granted to employees, service providers and directors under the Company’s compensation plans and arrangements as of the fiscal year ended December 31, 2015.

Plan Category	Number of securities issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number if securities remaining available for future issuance under equity compensation Plans
Equity compensation plans approved by security holders	385,000	$0.23	23,000,000
Equity compensation plans not approved by security holders	—	—	—
Total	385,000	$0.23	23,000,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

•	Any of the Company’s directors or officers;

•	Any person proposed as a nominee for election as a director;

•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of common stock;

•	Any of the Company’ promoters; and

•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

The Audit Committee reviews and approves transactions in which the company was or is to be a participant, where the amount involved exceeded or will exceed $120,000 annually and any of our directors, executive officers or their immediate family members had or will have a direct or indirect material interest. We have a written policy stating that the Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions. The related party transaction will not be approved unless at a minimum it is for our benefit and is upon terms no less favorable to us than if the related party transaction was with an unrelated third party. In Fiscal 2015, no related party transaction occurred where this process was not followed.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 7, 2016

TIGER X MEDICAL, INC.

By:	/s/ Steven D. Rubin
Name: Steven D. Rubin
Title: Interim Chief Executive Officer and Interim Chief Financial Officer